Pivan Interactive, Inc.



ANNUAL REPORT

4636 BERKSHIRE PL

BOULDER, CO 80301

0

https://live.uncanny.gg/

This Annual Report is dated April 30, 2025.

BUSINESS

Company Overview

Pivan Interactive Inc. (d.b.a. "Uncanny" or the "Company") is a C Corporation organized under the laws of the state of Delaware that provides broadcasting software tools for live-streamers. The Company's business model consists of a viewer payment SaaS model focused on live streamers and their viewers. Our AI cloud software is used across the USA and the world on our online website, and through streaming platforms like Twitch and YouTube. The Company has a unique industry-leading AI-driven product, developed and advised by industry titans, in a massive and growing Gen-Z market. The Company is in the pre-revenue stage of development.

Our industry is the live-streaming content creator space, where anyone can become an influencer with a webcam and a PC. We turn streamers into professional broadcasters using AI to automate the production of their stream. We believe we create beautiful, compelling broadcasts which keep viewers watching their favorite streamers for longer.

Business Model

Viewers pay streamers because we believe they want to support their favorite content creators, as well as be recognized socially within their community, to the order of billions of dollars a year. We intend to monetize the same way, with no behavior change from the viewer. A viewer can easily support the streamer by donating Uncanny, from $2 to $20 a payment. In return, their names are directly injected into the broadcast during replays, overlays, and aftergame summaries. The streamer gets a high revenue share, higher than any other platforms in our industry, and they get to host a beautiful, engaging broadcast.

The Company's Intellectual Property ("IP"):

The Company was granted a U.S. trademark to Pivan Interactive Inc., filed with the USPTO on June 6th, 2021. This trademark was published on May 24th, 2022, and includes the Uncanny name and logo.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $490,000.00

Use of proceeds: Research and Development, Salaries, and Infrastructure costs, Office expenses

Date: December 31, 2019
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note

Final amount sold: $95,000.00

Use of proceeds: Research and Development, Salaries, and Infrastructure costs, Office expenses

Date: December 31, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $290,000.00

Use of proceeds: Research and Development, Salaries, and Infrastructure costs

Date: December 31, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $418,000.00

Use of proceeds: Research and Development, Salaries, and Infrastructure costs

Date: December 31, 2022
Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $42.08

Number of Securities Sold: 420,804

Use of proceeds: These shares were issued as a Restricted Stock Grant to various advisors and employees.

Date: November 22, 2022
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

We believe the Company will be able to operate for 35 months, after this fundraising without any revenue generation. This is based on a current monthly burn rate of $32000 which has been maintained for at least the last 12 months. This burn rate consists primarily of salaries for multiple engineers, marketing, business development, and data analysts. Additionally, it includes expenses for operation infrastructure and various R&D.

It is important to note, that we are prioritizing monetization efforts over the coming year, so while we are currently pre-revenue, we do believe that will change.

Foreseeable major expenses based on projections:

Salaries (Engineering and Business Development)

Growth (Creator marketing and traditional marketing)

Infrastructure (AWS service and processing expenses)

Future operational challenges:

Hiring in the current macroeconomic climate is exceedingly difficult. We have historically had wonderful success finding the correct talent to bring on to the team, and while we expect that to remain true, we expect that to be a more time-consuming task and challenging endeavor.

Future challenges related to capital resources:

We will likely be looking to do a series A capital raise in the future and must ensure our revenue and growth metrics support that stage.

Future milestones and events:

We expect our streamer monetization features, our primary revenue source, to provide a unique solution to a core user problem. We foresee the capital generated from this feature to impact our financial status significantly.

Our development roadmap includes features that appeal to non-game-specific creators, which will drastically and immediately open up new markets for growth. This will have an impact on both our operational expenses and revenue generation.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $7,853.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note - 2019

Amount Owed: $490,000.00

Interest Rate: 2.0%

Maturity Date: December 31, 2021

Conversion Trigger: Qualified Financing Round Discount Rate: 20 Valuation Cap: 5000000

Creditor: Convertible Note - 2020

Amount Owed: $95,000.00

Interest Rate: 2.0%

Maturity Date: December 31, 2022

Conversion Into: Equity Conversion Trigger: Qualified Financing Discount Rate: 20 Valuation Cap: 5000000

Creditor: Convertible Note - 2021

Amount Owed: $290,000.00

Interest Rate: 3.0%

Maturity Date: December 31, 2022

Conversion Into: Equity Conversion Trigger: Qualified Financing Discount Rate: 20 Valuation Cap: 5000000

Creditor: Convertible Note - 2022

Amount Owed: $418,000.00

Interest Rate: 3.0%

Maturity Date: December 31, 2023

Conversion Into: Equity Conversion Trigger: Qualified Financing Discount Rate: 20 Valuation Cap: 7500000

Creditor: Promissory Note - Constantine Tsang

Amount Owed: $49,550.00

Interest Rate: 2.87%

Maturity Date: February 15, 2017

Creditor: Promissory Note - Constantine Tsang

Amount Owed: $25,000.00

Interest Rate: 2.87%

Maturity Date: December 17, 2027

Creditor: Promissory Note -David Sturgeon

Amount Owed: $25,000.00

Interest Rate: 2.87%

Maturity Date: December 17, 2027

Creditor: Promissory Note - Constantine Tsang

Amount Owed: $69,545.00

Interest Rate: 2.87%

Maturity Date: June 17, 2028

Creditor: Loan - Constantine Tsang

Amount Owed: $17,671.00

Interest Rate: 0.0%

Creditor: David Sturgeon

Amount Owed: $395.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Sturgeon

David Sturgeon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: January, 2018 - Present

Responsibilities: David co-founded the company and is responsible for all facets of the business. David owns 40.05% of the company and is paid $60k annually.

Name: Constantine Tsang

Constantine Tsang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Chief Technology Officer, Chairman of the Board

Dates of Service: January, 2018 - Present

Responsibilities: As CTO, I run the tech team as a product manager. As co-founder, I am responsible for the smooth operation of the company in all aspects including fundraising, marketing and product. I own 40.05% of the company and am paid $50k annually.

Other business experience in the past three years:

Employer: Southwest Research Institute

Title: Lead Scientist

Dates of Service: October, 2021 - March, 2022
Responsibilities: SPACE EXPLORATION! Science data analysis, hardware, software, mission design and implementation on a variety of NASA, ESA, JAXA missions.

Other business experience in the past three years:

Employer: Commercial Spaceflight Federation

Title: Committee Member - SARG

Dates of Service: October, 2017 - March, 2022
Responsibilities: The Suborbital Applications Research Group (SARG) within CSF comprises experts throughout the aerospace industry who are committed to enhancing the experience and opportunities within the suborbital industry, promote and advance access for space science research utilizing suborbital flight providers such as Virgin Galactic, SpaceX, Blue Origin and WorldView.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David Sturgeon

Amount and nature of Beneficial ownership: 2,250,000

Percent of class: 40.05

Title of class: Common Stock

Stockholder Name: Constantine Tsang

Amount and nature of Beneficial ownership: 2,250,000

Percent of class: 40.05

RELATED PARTY TRANSACTIONS

Name of Entity: Constantine Tsang

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Loan

Material Terms: During the past period, one of the shareholders, Constantine Tsang, paid for certain expenses on behalf of the Company. These are interest-free funds and there is no set maturity date. As of December 31, 2021 and 2020, the outstanding balance of the amount due to the shareholder is $17,671.

Name of Entity: David Sturgeon

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Loan

Material Terms: During the past period, one of the shareholders, David Sturgeon, paid for certain expenses on behalf of the Company. These are interest-free funds and there is no set maturity date. As of December 31, 2021 and 2020, the outstanding balance of the amount due to the shareholder is $395.

Name of Entity: Constantine Tsang

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Three promissory note agreements

Material Terms: In 2018 and 2019, the Company entered into three promissory note agreements with one of the shareholders, Constantine Tsang, in the aggregate amount of $144,095. The notes bear an interest rate of 2.87% and has a maturity date set nine years from the note contract date. As of December 31, 2021 and 2020, the outstanding balance of the notes are $126,050.

Name of Entity: David Sturgeon

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Promissory note agreements

Material Terms: In 2018, the company entered into a promissory note agreements with one of the shareholders, David Sturgeon, in the aggregate amount of $25,000. The notes bear an interest rate of 2.87% and has a maturity date set nine years from the note contract date. As of December 31, 2021 and 2020, the outstanding balance of the notes are $25,000.

OUR SECURITIES

The company has authorized Common Stock, Convertible Note - 2019, Convertible Note - 2020, Convertible Note - 2021, and Convertible Note - 2022. As part of the Regulation Crowdfunding raise, the Company will be offering up to 544,052 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,732,101 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in This Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 114,642 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Note - 2019

The security will convert into Equity and the terms of the Convertible Note - 2019 are outlined below:

Amount outstanding: $490,000.00

Maturity Date: December 31, 2021

Interest Rate: 2.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Qualified Financing Round

Material Rights

If the Holder of this Convertible Promissory Note does not elect to demand payment as stated above, this Convertible Promissory Note will automatically renew for another two years on the same terms as before. Automatic renewal will not impact the Holder's rights to demand payment or voluntarily convert after the Maturity Date.

Convertible Note - 2020

The security will convert into Equity and the terms of the Convertible Note - 2020 are outlined below:

Amount outstanding: $95,000.00

Maturity Date: December 31, 2022

Interest Rate: 2.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

If the Holder of this Convertible Promissory Note does not elect to demand payment as stated above, this Convertible Promissory Note will automatically renew for another two years on the same terms as before. Automatic renewal will not impact the Holder's rights to demand payment or voluntarily convert after the Maturity Date.

Convertible Note - 2021

The security will convert into Equity and the terms of the Convertible Note - 2021 are outlined below:

Amount outstanding: $290,000.00

Maturity Date: December 31, 2022

Interest Rate: 3.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

If the Holder of this Convertible Promissory Note does not elect to demand payment as stated above, this Convertible Promissory Note will automatically renew for another two years on the same terms as before. Automatic renewal will not impact the Holder's rights to demand payment or voluntarily convert after the Maturity Date.

Convertible Note - 2022

The security will convert into Equity and the terms of the Convertible Note - 2022 are outlined below:

Amount outstanding: $418,000.00

Maturity Date: December 31, 2023

Interest Rate: 3.0%

Discount Rate: 20.0%

Valuation Cap: $7,500,000.00

Conversion Trigger: Qualified Financing

Material Rights

If the Holder of this Convertible Promissory Note does not elect to demand payment as stated above, this Convertible Promissory Note will automatically renew for another two years on the same terms as before. Automatic renewal will not impact the Holder's rights to demand payment or voluntarily convert after the Maturity Date.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for Uncanny. Delays or cost overruns in the development of Uncanny and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Pivan Interactive, Inc. (dba "Uncanny") is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pivan Interactive, Inc. (dba "Uncanny") or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pivan Interactive, Inc. (dba "Uncanny") could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Pivan Interactive, Inc.

By   /s/ *David Sturgeon*

      Name: Pivan Interactive, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

Pivan Interactive, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Assets		
Current Assets		
Bank Accounts		
Chase - BUS COMPLETE CHK (6682) - 2	7,853.25	52,315.12
USBank Checking (2263)		
Total for Bank Accounts	**$7,853.25**	**$52,315.12**
Accounts Receivable		
Other Current Assets		
Due From Shareholders	12.00	12.00
Unrecognized Assets		
Total for Other Current Assets	**$12.00**	**$12.00**
Total for Current Assets	**$7,865.25**	**$52,327.12**
Fixed Assets		
Startup Costs	121,307.10	121,307.10
Total for Fixed Assets	**$121,307.10**	**$121,307.10**
Other Assets		
Total for Assets	**$129,172.35**	**$173,634.22**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Credit Cards		
Central Bill Account - 0937 - 1	52,056.15	60,165.13
USBank Flexperks - 5629	31,415.10	34,501.73
Total for Credit Cards	**$83,471.25**	**$94,666.86**
Other Current Liabilities		
Accrued Interest	2,349.38	2,349.38
Due to Con	17,670.65	17,670.65
Due to David	394.78	394.78
Total for Other Current Liabilities	**$20,414.81**	**$20,414.81**
Total for Current Liabilities	**$103,886.06**	**$115,081.67**

Balance Sheet

Pivan Interactive, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Long-term Liabilities		
Note Payable	1,425,433.97	1,410,433.97
Note Payable - Con	116,550.00	126,050.00
Note Payable - David	15,500.00	25,000.00
PPP Loan		
Total for Long-term Liabilities	**$1,557,483.97**	**$1,561,483.97**
Total for Liabilities	**$1,661,370.03**	**$1,676,565.64**
Equity		
Retained Earnings	-1,504,100.26	-1,419,365.53
Net Income	-28,978.38	-84,734.73
Common Stock	912.00	912.00
Opening Balance Equity		
Owner's Investment	968.34	968.34
Owner's Pay & Personal Expenses	-999.38	-711.50
Total for Equity	**-$1,532,197.68**	**-$1,502,931.42**
Total for Liabilities and Equity	**$129,172.35**	**$173,634.22**

Profit and Loss

Pivan Interactive, Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)
Income		
Sales	40,738.48	85,835.01
Total for Income	**$40,738.48**	**$85,835.01**
Cost of Goods Sold		
Cost of Goods Sold	11,721.73	
Total for Cost of Goods Sold	**$11,721.73**	**0**
Gross Profit	**$29,016.75**	**$85,835.01**
Expenses		
Advertising & Marketing	260.67	5,405.97
Bank Charges & Fees	-10,798.24	17,678.99
Company Benefits	59.99	
Company Swag	96.00	288.00
Conferences	3,191.57	2,669.28
Contractors	300.00	3,396.04
Insurance	31.29	276.82
Interest Paid	57.39	883.05
Legal & Professional Services	5,368.39	3,570.64
Meals & Entertainment	3,160.27	3,933.49
Office Supplies & Software	6,640.44	8,581.32
Other Business Expenses	289.18	
Parking	59.25	15.89
Rent & Lease	53.00	
Salaries & Wages	32,167.26	90,283.66
Taxes & Licenses	144.00	439.00
Travel	4,117.63	3,487.33
Uncategorized Expense	696.00	
Utilities	7,293.14	115.75
Website/Hosting	3,777.90	25,683.70
Job Supplies		3,496.97
Research/Development		107.97
Total for Expenses	**$56,965.13**	**$170,313.87**
Net Operating Income	**-$27,948.38**	**-$84,478.86**
Other Income		
Other Expenses		
Short Term Employee Loan	1,030.00	255.87
Total for Other Expenses	**$1,030.00**	**$255.87**
Net Other Income	**-$1,030.00**	**-$255.87**
Net Income	**-$28,978.38**	**-$84,734.73**

Pivan Interactive, Inc.

Statement of Cash Flows

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
OPERATING ACTIVITIES			
Net Income	-84,734.73	-28,978.38	$ -113,713.11
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Central Bill Account - 0937 - 1	23,780.02	-8,108.98	$15,671.04
USBank Flexperks - 5629	3,530.45	-3,086.63	$443.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**27,310.47**	**-11,195.61**	**$16,114.86**
Net cash provided by operating activities	**$ -57,424.26**	**$ -40,173.99**	**$ -97,598.25**
FINANCING ACTIVITIES			
Note Payable	82,361.97	15,000.00	$97,361.97
Note Payable - Con		-9,500.00	$ -9,500.00
Note Payable - David		-9,500.00	$ -9,500.00
Opening Balance Equity	0.00		$0.00
Owner's Investment	968.34		$968.34
Owner's Pay & Personal Expenses	-711.50	-287.88	$ -999.38
Net cash provided by financing activities	**$82,618.81**	**$ -4,287.88**	**$78,330.93**
NET CASH INCREASE FOR PERIOD	**$25,194.55**	**$ -44,461.87**	**$ -19,267.32**

I, David Sturgeon (Print Name), the CEO of Pivan Interactive, Inc. hereby certify, to the best of my ability, that the financial statements of Pivan Interactive, Inc. and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Pivan Interactive, Inc. has not yet filed its federal tax return for 2024

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/24/2025.

_____ (Signature)

_____CEO_____ (Title)

_____04/24/2025_____ (Date)

NOTE 1 – NATURE OF OPERATIONS

Pivan Interactive, Inc. was formed on 01.01.2018("Inception") in the State of Deleware. The financial statements of Pivan Interactive, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado

[Pivan Interactive, Inc. Develops and Deploys real-time AI software. Our systems watch live broadcasted content and analyzes them for context.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the licensing of our technology when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and

not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Deleware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 4/24/2022. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Debt has bee accrued through normal business operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

	Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	4,500,000	450		-	450
Stock option compensation	393,114	39		-	39
Shares issued for services	319,149	32		-	32
Shares Issue for Crowdfund	39,666	96,840		-	96,840
Net income (loss)	-	-	-	-	-
Pre-2023	5,251,929	$ 97,361	$ -	$ -	$ -
Shares issued for services	-	-	-	-	-
Stock option compensation	-	-	-	-	-
Net income (loss)	-	-	-	(84,479)	(84,479)
31-Dec-23	5,251,929	$ 97,361	$ -	$ (84,479)	$ (84,479)
Shares issued for debt conversion	-	-	-	-	-
Shares issued for cash	-	-	-	-	-
Shares issued for services	-	-	-	-	-
Stock option compensation	-	-	-	-	-
Net income (loss)	-	-	-	(28,978)	(28,978)
31-Dec-24	5,251,929	$ 97,361	$ -	$ (113,457)	$ (113,457)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor.   The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

CERTIFICATION

I, David Sturgeon, Principal Executive Officer of Pivan Interactive, Inc., hereby certify that the financial statements of Pivan Interactive, Inc. included in this Report are true and complete in all material respects.

David Sturgeon

CEO